                                                                 Exhibit 3.1
                        CERTIFICATE OF AMENDMENT TO THE
                        CERTIFICATE OF INCORPORATION OF
                            VERTEX INTERACTIVE, INC.

To: The Treasurer of the
    State of New Jersey

Pursuant to the provisions of Section 14A:7-2(4), Corporations, General, of the New Jersey Statutes, the undersigned corporation executes the following Certificate of Amendment to its Certificate of Incorporation:

    1. The name of the corporation is Vertex Interactive, Inc.

    2. On February 6, 2001 the Board of Directors duly adopted the resolutions attached hereto setting forth the powers, designations, preferences, rights, and number of authorized shares of Series A Convertible Preferred Stock, $.01 par value.

    Article Third of the Certificate of Incorporation, as amended, shall be amended to read as follows:

    "The aggregate number of shares that this corporation shall have authority to issue is Seventy Seven Million (77,000,000) consisting of Seventy Five Million (75,000,000) shares of Common Stock, par value $.005 per share, and Two Million (2,000,000) shares of Preferred Stock, par value $.01 per share. The board of directors of this corporation is expressly authorized to get by its own resolutions preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption and liquidation pertaining to the corporation's Preferred Stock.

    The designation and number of shares of Series A Convertible Preferred Stock, $.01 par value, and the relative rights, preferences and limitations of the Series A Convertible Preferred Stock, $.01 par value are as stated in the resolutions adopted by the Board on February 6, 2001."

Dated this 7th day of February, 2001

VERTEX INTERACTIVE, INC.

By  Nicholas R.M. Toms
    -------------------------------
    Nicholas R.M. Toms
    Joint Chief Executive Officer